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March 5, 2008

Via EDGAR Transmission
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Tender Offer Statement on Schedule TO

Ladies and Gentlemen:

        On behalf of Clal Industries and Investments Ltd., an Israeli company (“Clal”), enclosed for filing is a Tender Offer Statement on Schedule TO (including all exhibits thereto) that relates to the offer (the “Offer”) by Clal to purchase up to 2,338,686 outstanding ordinary shares, par value NIS 0.01 per share, of Fundtech Ltd. for $12.50 per share in cash.

        A wire in the amount of $1,375.50 was transmitted to the account of the Securities and Exchange Commission (“SEC”) in US BANK (SEC/AC- 152307768324) on March 4, 2008 to cover a filing fee of $1,148.88.

        Please note that, in connection with the Offer, Clal has applied to the SEC for, and on March 3, 2008 obtained, exemptive and no-action relief from certain provisions of Rule 14d-7(a)(1) and Rule 14e-1(c) promulgated under the Securities Exchange Act of 1934, as amended. Mr. Daniel E. Wolf of Skadden, Arps, Slate, Meagher & Flom LLP, Clal’s special U.S. legal counsel, has coordinated with Daniel F. Duchovny of the staff of the SEC with respect to such relief.

        If you require additional information, please do not hesitate to contact the undersigned at +972-3-608-9989 or Mr. Wolf at 212-735-3688.

Very truly yours, /s/ Ido Zemach —————————————— Ido Zemach, Adv.

(enclosures)

cc:	Clal Industries and Investments Ltd. National Association of Securities Dealers, Inc. Daniel E. Wolf (Skadden, Arps, Slate, Meagher & Flom LLP)